Exhibit 99.2

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES 2004 THIRD QUARTER RESULTS FOR ITS SUBSIDIARY BANCO ESPÍRITO SANTO
(Unaudited)

Luxembourg/Portugal – October 26, 2004 – Espirito Santo Financial Group S.A. (Euronext Lisbon and NYSE: ESF) announces the 2004 third quarter results for its subsidiary Banco Espírito Santo (“BES”).

HIGHLIGHTS

Net income for the first nine months of 2004 reached euro 173.5 million, an increaseof 15.1% on a comparable basis, corresponding to annualized Return on Equity (ROE) of 11.7%.

Considerable growth of fees and commissions (18.5%), as a result of the Group’s positioning as financial services provider. BES was awarded the prize for the Best Portuguese Bank by Global Finance Magazine.

Net interest income decreased 2.9% compared to previous year, influenced by strong competitive environment in the domestic market and historical low level of interest rates.

Prudent credit provisioning policy (+21.9%), due to the persistence of risks inherent to the current economic cycle.

Strong increase of customer funds (12.8% yoy). Growth in the deposit base (9.3%) had a positive impact on the transformation ratio, which improved from 105% to 102%. Credit increased 9.7%, including securitized loans.

Comfortable solvency levels: Solvency ratio remains well above the levelsrecommended by supervision authorities; coverage of overdue loans over 90 days reached 165.9% (148.4% in September 2003). Fund for General Banking Risks increased from euro 126 million in December 2003 to euro 151 million in September 2004.

BES had an active role in the reimbursement of the Angolan debt to Portugal, contributing to the normalization of the financial and commercial relations between the two countries.

1.   ECONOMIC ENVIRONMENT

After the first half of the year when economic activity posted stronger growth, the third quarter of 2004 was marked by signs of moderation in the global economy. In particular, the surge in oil prices to close to USD 50 per barrel contributed to the erosion in confidence indices of both families and companies across most of the developed world. Concerns over the impact of rising energy prices also weighed down on the main stock market indices between July and September. The Nasdaq fell by 7.37% while the Dow Jones and S&P 500 were down by respectively 3.4% and 2.3%. In the Euro Area the Paris CAC 40 and Frankfurt DAX retreated by 2.47% and 3.94%, the IBEX 35 sliding less sharply, by 0.61%. The PSI-20 index lost 0.38% in the quarter.

In the United States, the Gross Domestic Product is thought to have grown at an annualized rate of close to 4%, leading the Federal Reserve to raise the target fed funds rate by 50 basis points, to 1.75%. Economic conditions remained favourable for the main commodities exporting economies, among them Brazil, whose year-on-year growth rate between July and September is expected to have reached 4.4%. In the Euro area, GDP should have risen by 0.4% in the third quarter, slightly below the first half’s figure, with internal demand constrained by the high level of unemployment (9% of the work force). Under the circumstances, the European Central Bank kept the main refi rate at 2%.

In Portugal, third quarter indicators proved consistent with a steadily recovering economy, though now at a slower pace than in the first half of the year (when GDP had grown by 0.9%, year-on-year). The main confidence indicators halted the rising trend that had characterized the first six months of the year and there was again a small increase in the number of unemployed. Prices continued to decelerate, the year-on-year inflation rate dropping from 2.7% to 2.1%.

2.   PRIOR NOTE TO THE ANALYSIS OF THE ACTIVITY AND RESULTS

As announced in due time, Banco Espírito Santo sold to Banque Sofinco its stake in Credibom – Sociedade Financeira para Aquisições a Crédito S.A.. As a result of this disposal, this entity was excluded from the consolidation scope of BES Group financial statements for 2004, although it was still included in the consolidated income statement for the period ended on September 30, 2003. Therefore the results presented are not directly comparable.

Hence, whenever justified by circumstances, BES Group financial data will also be presented proforma.

3. RESULTS AND PROFITABILITY

Consolidated net income for the first nine months of the year reached euro 173.5 million, a year-on-year increase of 15% on a comparable basis. This corresponds to annualized return on equity (ROE) of 11.7%, a significant performance considering the highly competitive environment, the uncertainties that saddle the economic environment and the low level of interest rates.

INCOME STATEMENT

				euro million

		September			Chg % proforma

		2003	2003*	2004

	Net Interest Income	555.5	532.9	517.5	–2.9
+	Fees and Commissions	338.9	338.2	400.7	18.5
=	Banking Income ex-Markets	894.4	871.1	918.2	5.4
+	Capital Markets Results	158.0	158.0	144.8	–8.3
=	Banking Income	1,052.4	1,029.1	1,063.0	3.3
–	Operating Costs	530.7	523.5	558.5	6.7
+	Extraordinary Results and Other	24.0	23.7	–7.7
=	Gross Results	545.7	529.3	496.8	–6.1
–	Net provisions	314.9	306.5	258.9	–15.6
	Credit	175.6	167.2	204.0	21.9
	Securities	–1.9	–1.9	5.8
	Other	141.2	141.2	49.1	–65.3
=	Income Before Taxes and Minorities	230.8	222.8	237.9	6.8
–	Income Tax	45.9	43.8	33.3	–24.0
–	Minority Interests	28.3	28.2	31.1	10.5
=	Net Income	156.6	150.8	173.5	15.1

* Proforma excluding Credibom contribution

The evolution of the main items is aligned with the performance of the previous quarters, notably pressure on net interest income, strong growth of fees and commissions and prudent provisioning policy.

The good performance of the Group was supported across the board by the Group’s operating units, particularly BES Investimento, Banco Internacional de Crédito, Crediflash (credit cards) and ESAF (investment funds).

3.1 Net Interest Income

Net interest income reached euro 517.5 million, a decrease year-on-year. The performance of net interest income in the period was constrained by different factors:
(i) the strong competitiveness in customer funds, negatively impacting time deposits spreads;
(ii) the low level of interest rates, that limit the capacity to make short term funds profitable, namely sight deposits;
(iii) the reduction of credit spreads as a result of the strong competitiveness in the lower risk segments.

The net interest margin for the period was 1.77%, which compares with 1.96% in the same period in 2003.

3.2 Fees and Commissions

The evolution of fees and commissions is the outcome of the positioning of BES Group as a global financial services provider, and is supported by considerable investments in human resources training, new technologies and branch network modernization.

The positioning of BES Group in the retail segment, notably the new commercial approach to affluent segment – BES 360º, has contributed significantly to increase loyalty in the customer base and improving service quality, with a positive impact on the 18.5% growth of fees and commissions.

It is noteworthy that BES was prized “Best Portuguese Bank” by Global Finance Magazine. Every year, the “World’s Best Banks” awards the bank in each country that better meets its customers’ needs.

The strong performance of fees and commissions fuelled the 5.4% growth of banking income ex-markets.

3.3 Capital Markets Results

The erratic swings of interest rates have influenced the activity of the Group in the capital markets. In fact, a certain level of uncertainty surrounding economic growth in the US and Europe, mainly stemming from the modest pace of job creation, led in the third quarter of the year to a decline in long term interest rates, virtually neutralizing their increase in the second quarter.

The equity markets positive performance of the first quarter was partially neutralized by a negative performance in the second and third quarters.

Capital markets results have maintained a stable contribution to the banking income during the year, underpinned by diversification.

3.4 Operating Costs

Operating costs totaled euro 558.5 million in the period, an increase of 6.7% year-on-year.

The increase in staff costs is related to the compulsory increase of the salaries included in the collective agreement for the banking sector (increase of 2.7% of the salaries plus automatic promotions), as well as to reinforced competencies in specific areas (notably BES 360º and investment banking) and strong activity growth of some subsidiaries.

Admin costs increased 12.7%, influenced by one-off expenses related to different initiatives:
(i) marketing campaigns around the national football team (which is sponsored by BES) in connection to the Euro 2004
(ii) adaptation of the IT systems to the introduction of the International Financial Reporting Standards
(iii) reinforced skills and developments related to Basel II, in order to permit the adoption of an Internal Ratings Based model (IRB)
(iv) investment in branch network modernization: a program aiming at the change of layouts and image of the branch network is already in place. A total of 230 branches should be concluded until the end of the year.

OPERATING COSTS

			euro million

	September			Chg % proforma

	2003	2003*	2004

Staff Costs	234.3	231.7	245.0	5.7
Other Admin Costs	194.7	190.9	215.2	12.7
Depreciation and Amortization	101.7	100.9	98.3	–2.6

Operating Costs	530.7	523.5	558.5	6.7

* Proforma excluding Credibom contribution

The central purchasing unit for the whole Group is already in place, allowing for a more rational approach in the negotiation of external supply contracts. The outcome of this initiative should be more visible by the end of the present year.

The containment in investments’ policy is allowing for a reduction of depreciation, which has been partially compensating the costs related to the adoption of IFRS and Basel II Project.

3.5 Provisioning

Under the current macroeconomic environment, it is advisable to stick to a prudent policy in terms of credit risks, translated into a considerable reinforcement of provisions. Net credit provisions for the period were thus reinforced by euro 204.0 million, or 22.0% vis-à-vis the first nine months of 2003.

Moreover, the Fund for General Banking risks was reinforced to euro 151 million in September 2004, from euro 126 million in December 2003.

Bank of Portugal’s Notice no. 4/2004, issued on July 28, 2004, establishes that during 2004 provisions for non-consolidated equity holdings can be charged against reserves. This corresponds to an extension of the timetable initially set for 2002 and 2003, and is aligned with the International Financial Reporting Standards. Hence, and in compliance with the Circular-Letter no. 73/2004, provisions according to Notice no. 4/2004 charged to the income statement can be charged-off and accounted against reserves. In view of that, BES Group reclassified the euro 0.9 million provision charged during the first semester. As of September 30, 2004, potential losses on non-consolidated equity holdings net of provisions amounted to euro 92.8 million (Dec 03: euro 119 million; Jun 04: euro 116.4 million).

3.6 Extraordinary Results and Other

Extraordinary and other results include the amortization of the deferred costs related to pensions (actuarial deviations outside the corridor, early retirements and accrued responsibilities due to changes in actuarial assumptions), according to Notice 12/2001 of Bank of Portugal. According to the referred Notice, the balance of deferred costs is deducted to Tier I for solvency ratio calculation purposes.

This line also includes the capital gains resulting from (i) the disposal of the remaining 15% stake in Credibom, which generated an extraordinary gain of euro 24.8 million in the first semester, and (ii) the disposal of the stake in Clarity Payment Solutions (through Espírito Santo Tech Ventures) in the third quarter, which generated a capital gain of euro 20.7 million.

The results generated by the disposal of participations have been neutralized by the reinforcement of the Fund for General Banking Risks and of General Provisions for Credit Risks, insofar as the uncertainties related to economic environment and impacts of the adoption of IFRS still persist.

4. ACTIVITY HIGHLIGHTS

The activity during the first nine months of the year was marked by the strong performance of customer funds, which rose by 10.9%, whilst customer loans (including securitized) grew by 9.7%. This activity performance is the outcome of the strong competitive position of the Group based on refined segmentation and a set of initiatives geared to improving service quality and product innovation, in a context of strong competitiveness and difficult economic environment.

The commercial approach to affluent customers, with the launch of BES 360º in the first quarter of the year, has permitted a very positive evolution of the activity of this segment. In fact, the number of loyal customers increased 11% year-on-year and total involvement (credit and funds) grew 16% in the period, with an average 7 products per client.

Also middle market showed a very positive performance, increasing by 15% the total involvement (credit and funds).

MAIN BUSINESS VARIABLES

				euro million

		September

		2003	2004	Chg %

	Total Assets(1)	56,379	62,499	10.9

	Net Assets	41,668	45,160	8.4

	Loans to Customers (incl. securitized credits)	27,664	30,345	9.7
	– Mortgage	10,130	10,930	7.9
	– Other Loans to Individuals	1,461	1,549	6.1
	– Corporate	16,073	17,866	11.2

	Loans to Individuals / Loans to Customers (%) (2)	39.8	37.5	–2.3	p.p.

	Customer Funds
+	Deposits	17,776	19,436	9.3
+	Debt Securities placed with Clients	6,566	7,553	15.0
=	On-Balance Sheet Customer Funds	24,342	26,989	10.9
+	Off-Balance Sheet Funds	11,309	13,215	16.9
=	Total Customer Funds	35,651	40,204	12.8

	Transformation Ratio (%) (2)	105	102	–3	p.p.

	(1) Net Assets + Asset Management + Other Off-Balance Sheet Funds + Securitized Loans
	(2) Considering on-balance sheet credit

As per the main credit components, mortgage loans rose by 7.9% including securitized credit, with a special emphasis on higher value and lower risk segments. Other loans to individuals, still requiring strict selectivity criteria, increased 6.1%. Corporate credit posted the higher growth rate: 11.2%.

LOAN PORTFOLIO BREAKDOWN

						euro million

	Sep 03		Sep 04		Change (%)

	Excluding	Including	Excluding	Including	Excluding	Including
	securitization	securitization	securitization	securitization	securitization	securitization

Loans to Customers	26,268	27,664	28,220	30,345	7.4	9.7

Mortgage	9,187	10,130	9,160	10,930	–0.3	7.9

Other Loans to Indiv.	1,267	1,461	1,415	1,549	11.6	6.1

Corporate	15,814	16,073	17,645	17,866	11.6	11.2

The increase in customer funds higher than the credit growth rate led to a reduction in the transformation ratio, which decreased to 102%, from 105% in September 2003.

The Group’s subsidiary BES Finance increased its Euro Medium Term Notes Programme to euro 10 billion (from euro 7 billion) in August.

5. ASSET QUALITY AND SOLVENCY

Overdue loans ratio posted a positive evolution, backed by the assessment and credit recovery mechanisms. In fact, the ratio of overdue loans over 90 days decreased 32 basis points.

This performance is also influenced by the sale of a portfolio of overdue mortgage loans totaling euro 68.2 million.

ASSET QUALITY

				Change
		Sep 03	Sep 04
				absolute	relative (%)

Loand to Customers (gross)	eur mn	26,268	28,220	1952	7.4
Overdue Loans	eur mn	598.0	569.9	–28.1	–4.7
Overdue Loans > 90 days	eur mn	527.3	477.7	–49.6	–9.4
Overdue and Doubtful Loans (BoP)(a)	eur mn	—	560.0	—	—
Provisions for Credit	eur mn	782.7	792.4	9.7	1.2

Overdue Loans / Gross Customer Loans	%	2.28	2.02		–0.26	p.p.
Overdue Loans > 90 days / Gross Customer Loans	%	2.01	1.69		–0.32	p.p.
Overdue and Doubtful Loans (a)/ Gross Customer Loans	%	—	1.98		—

Coverage of Overdue Loans	%	130.9	139.0		8.1	p.p.
Coverage of Overdue Loans > 90 days	%	148.4	165.9		17.5	p.p.
Coverage of Overdue and Doubtful Loans	%	—	141.5		—

(a) According to BoP Circular Letter no. 99/03/2003

The risk coverage policy is one of the strongholds of BES Group. The coverage ratio improved significantly in the period: coverage of total overdue loans reached 139.0% (130.9% in Sep 03), while coverage of overdue loans over 90 days increased to 165.9% (148.4% in Sep 03).

On the other hand, the solvency ratio remains at comfortable levels: 10.30% according to Bank of Portugal rules (vs. 11.61% in Sep 03) and 12.27% according to the BIS criteria (Sep 03: 13.67%).

		(%)

	Sep 03	Sep 04*

Solvency Ratio (Bank of Portugal)
- TIER I	6.99	6.39
- Total	11.61	10.30
Solvency ratio (BIS)
- TIER I	8.04	7.46
- Total	13.67	12.27

(*) estimate

At the beginning of September, BES Group’s subsidiary ESOL redeemed the USD denominated preference shares issued in August 1999, amounting to USD 150 million.

The medium and long-term debt rating is A1, as assigned by Moody’s, A+ by FitchRatings and A- Standard and Poor’s, with stable outlook.

6. PRODUCTIVITY

Regarding productivity and efficiency, further improvements have been achieved in the “Operating Costs / Average Net Assets” and “Total Assets per Employee” ratios.

PRODUCTIVITY AND EFFICIENCY

Indicadores	Sep 03*	Sep 04	Chg

Cost to Income	50.9%	52.5%	1.7	p.p.
Cost to Income (ex-markets)	60.1%	60.8%	0.7	p.p.
Operating Costs / Average Net Assets	1.74%	1.71%	–0.03	p.p.
Total Assets** per Employee (eur '000)	7,793	8,501	9.1%

* Proforma excluding Credibom contribution
** Net Assets + Asset Management + Other Off-Balance Sheet Funds + Securitized Loans

The Cost to Income evolution during the year has been limited by the non recurrent costs already mentioned. Despite this particularly tough environment, the Board of Directors maintains the objective of reaching a Cost to Income ex-markets of 53% (ex markets) in 2006.

7. PROFITABILITY

Return on equity (ROE) and Return on Assets (ROA), based on the annualized nine months result show an improvement vis-à-vis September 2003.

		(%)

	Sep 03*	Sep 04*

Return on Equity (ROE)	11.2	11.7
Return on Assets (ROA)	0.52	0.53

* Annualized

8.  BANK OF PORTUGAL REFERENCE INDICATORS

According to Bank of Portugal Instruction no. 16/2004, credit institutions should include certain established reference indicators (calculated in accordance with the methodology set forth in the above mentioned regulation), when releasing information concerning Solvency, Credit Quality, Profitability and Efficiency.

The table below lists these indicators for both September 2004 and September 2003.

BANK OF PORTUGAL REFERENCE INDICATORS

		(%)

	Sep 03*	Sep 04

SOLVENCY
Regulatory Capital / Risk Weighted Assets	11.61	10.30
Tier I / Risk Weighted Assets	6.99	6.39

ASSET QUALITY
Overdue and Doubtful Loans (a) / Total Loans to Customers	—	1.98

Overdue and Doubtful Loans Net of Provisions (b)/ Loans to
Customers Net of Provisions (b)	—	0.44

PROFITABILITY
Income before Taxes and Minorities / Average Equity(c)	12.48	11.79
Banking Income (d) / Average Net Assets	3.41	3.23
Income before Taxes and Minorities / Average Net Assets	0.76	0.73

EFICIENCY
General Costs (d)+ Depreciation / Banking Income (d)	50.9	53.0
Staff Costs / Banking Income (d)	22.5	23.2

* Proforma excluding Credibom contribution
(a) According to BoP Circular Letter no. 99/03/2003
(b) Loans to Customers net of provisions for overdue loans and for doubtful loans
( c) Includ average Minority Interests
( c) According to BoP regulation no. 16/2004

9. ELECTRONIC BANKING

The number of users of Internet Banking – BESnet – reached 697,000 in September, corresponding to a year-on-year increase of 8%. The number of logins and transactions continued to grow at a sustained pace, respectively 19% and 16%. The ratio of low value transactions performed off-branch between January and September reached 35.7%, against 25.1% in the same period last year.

In August, BESnet underwent a comprehensive overhaul, viewing its alignment to the major banking relationship needs. It now features a new and dynamic drop down menu, as well as the possibility of defining shortcuts allowing fast access to the more frequently used operations.

The site reached a record of 17.6 million visitors between January and September, corresponding to a year-on-year rise of 33%. A specific area designed for corporate segments was created in September, featuring campaigns and contents that address the needs of the corporate clients.

The number of companies using the Internet banking service for corporate customers – BESnet Negócios – reached close to 36,000 in September, a year-on-year increase of 10%. Logins were up by 34% and transactions by 77%, denoting the increasingly frequent use made of the service by subscriber companies, namely to carry out transactions.

The Pmelink.pt, promoted under a joint venture with the CGD and PT Groups, further reinforced its position as the first online business center in Portugal for small and medium sized companies, posting a year-on-year turnover increase of 35%.

In September 2004 Banco BEST reached its year-end target for new customers, having currently more than 33,000 clients. Individual customers’ assets under management increased by euro 100 million, or 40% year-on-year, to a total exceeding euro 350 million. Asset management products already account for two thirds of individual customers’ total funds.

10. INTERNATIONAL ACTIVITY

During this quarter, BES (Spain) and Hypovereinsbank (HVB Group) reached an agreement for the acquisition of of the capital of Banco de Inversión (Spain). This operation is pending the authorization of the supervision authorities, and should be concluded until the end of the year.

These transactions are aligned with BES Group strategy for the Spanish market, where it operates with units focused on commercial approach to affluent and private banking segments, and in large and medium sized corporates, namely those that develop their business in Portugal/Spain/Latin America, through commercial banking, asset management and investment banking units.

BES had an active role in the negotiations between the Portuguese and Angolan State, and in the structuring of the international financing of oil exports pre-payment, permitting the payment of the Angolan debt to Portugal last August.

BES, Standard Chartered Bank, Deutsche Bank, Crédit Agricole, Natexis Banques Populaires, Commerzbank, Barclays Bank, KBC and Royal Bank of Scotland, were lead arrangers of the International Syndicate that structured the financing of prepayments of oil exports amounting to USD 2,250 billion.

Of this amount, as of August (the first financing disbursement date), a total USD 750 million was transferred to a Trust Account in BES London Branch, with the exclusive purpose of reimbursing the debt accumulated since the 80’s to the Portuguese State, Banks and Companies. The Portuguese State and the Banks have already received a total of USD 454 million. The remaining payment of USD 300 million, initiated at the end of September, will be paid in the next few months to the Portuguese companies owed the outstanding debt.

BANCO ESPIRITO SANTO

CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2004
(Unaudited)

	Sep 2003	Sep 2004
	(10[3] EUR)	(10[3] EUR)

NET ASSETS
Cash and deposits at Central Banks	662,483	613,586
Loans and advances to credit institutions repayable on demand	471,496	770,396
Other loans and advances to credit institutions	5,774,460	4,786,856
(Provisions)	(43,267)	(21,857)
Loans and advances to customers	26,267,607	28,219,786
(Provisions)	(419,587)	(438,356)
Bonds and other fixed income securities	4,467,473	5,948,862
(Provisions)	(57,201)	(37,601)
a) Issued by Government and Public entities	975,621	1,912,212
(Provisions)	(5,021)	(1,423)
b) Issued by other entities	3,478,451	4,026,326
(Provisions)	(52,180)	(36,178)
c) Own securities	13,401	10,324
Shares and other variable income securities	532,510	838,282
(Provisions)	(94,735)	(78,384)
Investments in associated companies	59,432	46,617
(Provisions)	(2,389)
Other investments	965,701	949,849
(Provisions)	(51,716)	(18,288)
Intangible assets	561,457	622,011
(Amortization)	(390,819)	(480,179)
Tangible assets	884,182	896,635
(Depreciation)	(537,368)	(557,458)
Treasury stock		5
Other debtors	461,380	696,712
(Depreciations)	(23,925)	(28,262)
Prepayments and accrued income	2,181,208	2,430,819

TOTAL NET ASSETS	41,668,382	45,160,031

LIABILITIES AND SHAREHOLDERS' EQUITY
Amounts owed to credit institutions	6,837,825	6,495,531
a) Repayable on demand	355,750	290,968
b) With agreed maturity date	6,482,075	6,204,563
Amounts owed to customers	17,776,012	19,435,871
a) Savings accounts	2,249,007	2,162,823
b) Repayable on demand	6,800,238	6,919,129
c) With agreed maturity date	8,726,767	10,353,919
Debt securities	11,011,844	13,118,338
a) Outstanding Bonds	8,953,509	11,246,962
b) Other securities	2,058,335	1,871,376
Other liabilities	280,896	339,661
Accruals and deferred income	839,580	861,084
Provisions for liabilities and charges	414,545	407,077
a) Pension plan and equivalent charges		4,667
b) Other provisions	414,545	402,410
Provisions for general banking risks	101,106	151,034
Subordinated debt	1,679,878	1,533,504
Share capital	1,500,000	1,500,000
Share premium	300,000	300,000
Reserves	55,585	197,230
Revaluation reserves
Retained earnings
Minority interests	714,537	647,171
Consolidated net income for the period	156,574	173,530

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	41,668,382	45,160,031

BANCO ESPIRITO SANTO

CONSOLIDATED INCOME STATEMENT AS AT SEPTEMBER 30, 2004
(Unaudited)

	Sep 03	Sep 04
	(10[3] EUR)	(10[3] EUR)

CREDIT
Interest income	1,603,258	1,615,150
Income from securities	16,073	16,215
Commissions	287,935	327,015
Profits arising from trading activity	1,840,152	1,738,400
Write-back of provisions	178,903	119,549
Income arising from the equity method of consolidation	6,268	3,571
Other operating income	85,633	106,780
Extraordinary gains	81,801	67,701
Minority interests	2,002	184

TOTAL CREDIT	4,102,025	3,994,565

DEBIT
Interest expense	1,047,783	1,097,669
Commissions	34,660	33,091
Losses arising from trading activities	1,698,254	1,609,813
General administrative costs	428,993	460,197
a) Staff costs	234,272	244,988
b) Other administrative costs	194,721	215,209
Depreciation	101,743	98,303
Other operating expenses	5,336	11,810
Provisions for loan losses and other risks	488,127	377,245
Provisions for investments	5,715	1,177
Extraordinary losses	49,603	57,833
Income taxes	45,929	33,286
Other taxes	6,720	9,284
Losses arising from the equity method of consolidation	2,284
Minority interests	30,304	31,327
Consolidated net income for the period	156,574	173,530

TOTAL DEBIT	4,102,025	3,994,565

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements may include targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations and any statement preceded by, followed by or including words like “believes”, “expects”, “aims”, “intends”, “may” or similar expressions.
By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates.
Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.